Bangor Hydro-Electric Company



						     January 28, 2003

Dear Preferred Shareholder:

       Please find enclosed important information pertaining to our offer to purchase for cash any and all outstanding shares Bangor Hydro-Electric Company's 7% series of cumulative preferred stock at a cash purchase price of $115.00 per share.

       We would greatly appreciate your giving prompt attention to the following enclosed materials which you are encouraged to read in their entirety:

      (i) Offer to Purchase, dated January 28, 2003; and

      (ii) The Letter of Transmittal for the 7% Series of cumulative preferred stock; and

      (iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

      (iv)      Notice of Guaranteed Delivery procedures.
..

       If you have questions about the offer or require assistance, please call Georgeson Shareholder Communications Inc., as information agent, at
(866) 328-5445 (toll free) or Georgeson Shareholder Securities Corporation, as dealer manager, also at (866) 328-5445 (toll free). Requests for additional copies of the Offer to Purchase, Letter of Transmittal or other tender offer materials may be directed to the information agent and such copies will be furnished promptly at our expense. Preferred Shareholders may also contact their local broker, dealer, bank, or trust company for assistance concerning this offer.



				   Sincerely yours,


				   /s/ David R. Black
				   ------------------
				   David R. Black, Treasurer
				   Bangor Hydro-Electric Company